Filed by GlobeSpan, Inc.
                                Pursuant to Rule 425 under the Securities Act of
                                   1933 and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                                      Subject Company: GlobeSpan
                                                Commission File No. 000-26401-73

                                     * * * *

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, BECAUSE IT CONTAINs IMPORTANT INFORMATION. The joint proxy statement/prospectus was filed with the Securities and Exchange Commission by GlobeSpan and Virata on November 8, 2001. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by GlobeSpan and Virata with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from GlobeSpan and Virata (when it is available). READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

                                     * * * *

On November 16, 2001, GlobeSpan, Inc. disseminated the following information via its intranet web site, Virata corporation has previously disseminated the same information via Virata's intranet web site.

   Virata - Questions & Answers concerning the proposed merger with GlobeSpan

What has been announced so far?
-------------------------------

We have announced that GlobeSpan, Inc. and Virata Corporation will combine in a merger of equals that should create one of the leading providers of integrated circuits, software and system designs for digital subscriber line (DSL) solutions.

Under the terms of the merger agreement, Virata stockholders will receive 1.02 shares of GlobeSpan common stock in exchange for each share of Virata common stock they hold. After the merger is completed, on a fully-diluted basis, GlobeSpan stockholders will own approximately 52.5% of the combined company, and Virata's stockholders will own approximately 47.5% of the combined company.

In reaching our decision, our board of directors considered a number of factors including that the combination of the companies would:

     o create a combined entity with the critical mass and global presence to better serve the needs of our customers and to compete with much larger industry participants;

     o expand the range of products and services that the combined company can offer to its customers, including the ability to offer end-to-end solutions covering DSL physical layer and communications processors for DSL applications;

     o facilitate faster introduction to the market of more integrated, lower cost products;

     o create a management team with industry experience which combines the strengths of both companies;

     o bring together the technical expertise of both companies' engineering teams;

     o combine our research and development efforts, thereby enhancing our ability to innovate in order to serve our customers' needs; and

     o create synergies through economies of scale, the combination of our sales and service forces and the integration of our complementary product lines.

Why merge?
----------

The telecommunications industry continues to change dramatically as a result of developments in technology, customer needs and the range of product offerings made possible by these changes. We believe that companies that offer a full range of integrated circuits and software products for telecommunications equipment manufacturers will be the most effective competitors in the rapidly developing telecommunications equipment industry. We believe that our merger will create a global leader that will provide a broad range of integrated circuits, semiconductors and software for DSL applications to telecommunications equipment manufacturers.

Why GlobeSpan and Virata?
-------------------------

The combined company will bring together two dynamic, entrepreneurial companies with complementary technologies, customer bases and target markets. The management teams of both companies hope to leverage their combined intellectual property and financial and human resources to deliver the highest support standards and time-to-market advantages to their customers.

Who approached whom and when?
-----------------------------

GlobeSpan and Virata first started strategic discussions in August 1999. Discussions continued intermittently thereafter.

What is the structure of the deal?
----------------------------------

This is a merger of equals that will combine the businesses, stockholder groups and other constituencies of GlobeSpan and Virata. Under the merger agreement, a wholly-owned subsidiary of GlobeSpan will be merged with and into Virata, and

Virata will be a wholly-owned subsidiary of GlobeSpan. The two companies have agreed to change the name of the combined company to "GlobeSpan Virata, Inc."

The following are some circumstances pertaining to the merger process and its outcome:

     o the transaction, which was approved by the respective boards of directors of each of the companies, will be accomplished through a tax-free merger transaction, which will result in a combined company with a market capitalization of approximately $1.3 billion, based on October 1, 2001, stock prices and current parameters;

     o Virata stockholders will receive 1.02 shares of GlobeSpan common stock in exchange for each share of common stock of Virata that they currently hold, and each option to purchase a share of Virata will be converted into an option to purchase 1.02 shares of GlobeSpan at an exercise price per share equal to the price of the option per share prior to the merger divided by 1.02;

     o upon completion of the merger, GlobeSpan stockholders will own approximately 52.5% of the combined company and Virata stockholders will own approximately 47.5%; and

     o    the merger will be accounted for as a purchase transaction under U.S.
          GAAP.


What happens to GlobeSpan and Virata if, after announcing our intention to
--------------------------------------------------------------------------
merge, the deal falls through (the U.S. government does not grant regulatory
----------------------------------------------------------------------------
approval, stockholders vote against the deal, etc.)?
----------------------------------------------------

Both companies will continue to operate independently until both stockholder and regulatory approvals are obtained and the merger is completed. If the merger is not completed, both companies are prepared to continue with their separate strategies for success.

How long will the whole process take?
-------------------------------------

Our plan is to integrate within three to six months after the closing.

What are the major legal milestones of the whole process?
---------------------------------------------------------

The completion of the merger depends on the satisfaction or waiver of a number of conditions including, but not limited to, the following:

     o the approval by the stockholders of GlobeSpan of the issuance of shares of GlobeSpan common stock pursuant to the merger agreement;

     o the approval of the merger and the merger agreement by the stockholders of Virata;

     o expiration or termination of the waiting period applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

     o the effectiveness of the registration statement relating to the shares of GlobeSpan common stock to be issued in the merger and the absence of any stop order suspending the effectiveness of the registration statement; and

     o performance or compliance with all agreements and covenants set forth in the merger agreement.


What strengths does GlobeSpan bring to Virata?
----------------------------------------------

GlobeSpan is a leading provider of integrated circuit, software and system designs for DSL applications. Both Cahners In-Stat and Dataquest have ranked GlobeSpan number one in DSL chipset shipments. GlobeSpan has leveraged seven years of field experience implementing DSL technology to successfully bring proven DSL chipset solutions to market. The company's core engineering team includes individuals who were amongst the earliest developers of DSL technology.

Why do you think we are better positioned together than alone?
--------------------------------------------------------------

We believe that the combination of the companies has the potential to:

     o create a combined entity with the critical mass and global presence to better serve the needs of our customers and to compete with much larger industry participants;

     o expand the range of products and services that the combined company can offer to its customers, including the ability to offer end-to-end solutions covering DSL physical layer and communications processors for DSL applications;

     o facilitate faster introduction to the market of more integrated, lower cost products;

     o create a management team with industry experience which combines the strengths of both companies;

     o bring together the technical expertise of both companies' engineering teams;

     o combine our research and development efforts, thereby enhancing our ability to innovate in order to serve our customers' needs; and

     o create synergies through economies of scale, the combination of our sales and service forces and the integration of our complementary product lines.

What are the limitations placed on Virata's operations during the interim
-------------------------------------------------------------------------
period?
-------

Virata has agreed that it will conduct its business in the ordinary course consistent with past practice and will use reasonable commercial efforts to keep available the services of its present officers and key employees, preserve intact its present lines of business, maintain its rights and franchises and preserve its relationship with customers, suppliers and others with whom it has business dealings so as not to impair its ongoing business in any material respect. They have also agreed to a number of operating restrictions on things such as capital expenditures, issuances of stock, acquisitions, dispositions, investments, and the like, if you have questions as to the nature and scope of these restrictions please contact Steve
L. Moore, Vice President, Finance, at smoore@virata.com.

GlobeSpan has also agreed to reciprocal restrictions on their operations.

What will be the management structure of the combined company?
--------------------------------------------------------------

The management team will be a combination of key executives from both companies.

Reflecting the merger-of-equals nature of the transaction, the management team of the combined enterprise will have representation from both GlobeSpan and Virata, under the leadership of Armando Geday, as chief executive officer, and Charles Cotton, as executive chairman during a one-year transition period and non-executive chairman thereafter. The combined company's board of directors will be composed of eight members: four current GlobeSpan directors, including Armando Geday, and four current Virata directors, including Charles Cotton.

During the transition period the board of directors of the combined company will empower a committee, the transition committee, that will consist initially of Armando Geday and Charles Cotton. The transition committee, subject to the authority of the board of directors, will make decisions concerning personnel and the integration of GlobeSpan and Virata.

What will Charles Cotton's role be?
-----------------------------------

Charles Cotton will serve as executive chairman of GlobeSpan Virata for a one-year transition period and as non-executive chairman thereafter. He will have a significant role during the transition phase.

Who will be on the board of the combined company?
-------------------------------------------------

The board of directors of the combined company will have eight members, composed of four representatives from each company, including Armando Geday from GlobeSpan and Charles Cotton from Virata.

Are there risks involved with the merger?
-----------------------------------------

There are a number of risks both with the merger and the integration. These risks include, but are not limited to, the following:

     o GlobeSpan and Virata may not achieve the potential benefits from the merger, which may have a material adverse effect on the combined company's business, financial and operating results; and

     o uncertainty regarding the merger and the effects of the merger could cause each company's customers, strategic partners or key employees to delay or defer decisions.

The joint proxy statement/prospectus has a more detailed explanation of these risks and others which you are encouraged to read. For a copy of the joint proxy statement/prospectus when it becomes available please contact Steve L. Moore, Vice President, Finance, at smoore@virata.com.

Do you expect antitrust regulatory issues?
------------------------------------------

Given the highly competitive nature of our business, we would expect that the proposed merger will receive antitrust clearance.

What are some of the steps that have already been taken regarding
-----------------------------------------------------------------
government/antitrust regulation?
--------------------------------

     o We have filed under the Hart-Scott-Rodino Antitrust Improvements Act as required.

     o We have also filed an S-4 registration statement and joint proxy statement with the SEC (Securities & Exchange Commission) in the U.S. in connection with the respective stockholder meetings to approve the merger. The document will not be effective until the SEC has so determined.

What are the total revenues of the combined company?
----------------------------------------------------

The pro forma combined revenues of the two companies for the twelve months ended June 30, 2001 are $528 million (GSPN: $409 million; VRTA: $119 million).


What is the geographic mix of the revenue numbers?
--------------------------------------------------

On a pro forma basis for the quarter ending in June 2001, approximately 50% of the products shipped went to the Asian market, approximately 33% to North America and approximately 17% to Europe. Please note that these figures represent shipment destinations and not deployments.

What is the mix by market (CO vs. CPE) of the revenue numbers?
---------------------------------------------------------------

On a pro forma basis, the mix for the results in the quarter ending in June 2001 would have been about 2/3rds CO and 1/3 CPE.

What is the business plan for the combined company?
---------------------------------------------------

While we cannot effect the integration of the two companies until the transaction is closed, we will be forming a transition team, in which senior executives of both companies will actively participate, that will have as the principal objective a smooth, seamless transition that is focused on building a company with the ability to provide integrated end-to-end solutions, physical layer and communications processor solutions for DSL applications.

How many shares of GlobeSpan common stock will be issued?
---------------------------------------------------------

The number of new shares of GlobeSpan common stock to be issued will be computed by multiplying the number of Virata's outstanding shares of common stock at the date of closing by the exchange ratio of 1.02.

As an example, as of September 28, 2001, Virata had approximately 63.9 million shares of common stock issued and outstanding which would have resulted in an issuance of 65.2 million shares of GlobeSpan common stock.

How many shares of common stock does each company currently have outstanding?
-----------------------------------------------------------------------------

As of September 28, 2001, GlobeSpan had approximately 74.3 million shares of common stock issued and outstanding and Virata had approximately 63.9 million shares of common stock issued and outstanding.

Is there a fixed exchange ratio of common stock being swapped? Is there a
-------------------------------------------------------------------------
collar?
-------

Yes, there is a fixed ratio of 1.02 shares of GlobeSpan common stock in exchange for each share of Virata common stock. There is no collar.

If one of the companies' stock prices changed significantly, would you refigure
-------------------------------------------------------------------------------
the ratio?
----------

The merger agreement does not provide for the ratio to be adjusted.

Are there any U.S. Federal tax issues associated with the merger?
-----------------------------------------------------------------

It is a condition to the merger that both GlobeSpan and Virata receive legal opinions from their respective tax counsel to the effect that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Assuming that the merger so qualifies, Virata stockholders will not recognize any gain or loss except for gain or loss attributable to cash received by Virata stockholders instead of fractional shares of GlobeSpan common stock.

Stockholders should consult their tax advisors for a full understanding of all the tax consequences of the merger to them.

Will this merger require stockholder approval?
----------------------------------------------

The merger will require the approval of a majority of the shares of Virata common stock outstanding on the record date. A majority of the shares of GlobeSpan common stock that vote on the proposal must approve the issuance of the GlobeSpan stock to be exchanged in the merger. A majority of the shares of GlobeSpan common stock outstanding on the record date must approve the amendment to GlobeSpan's certificate of incorporation changing the name of the combined company to "GlobeSpan Virata, Inc." GlobeSpan and Virata have agreed that the name of the combined company will be "GlobeSpan Virata, Inc.," although stockholder approval of the amendment to GlobeSpan's certificate of incorporation is not required in order for us to complete the merger.

How will your customers react to this development?
--------------------------------------------------

We hope that this merger will permit us to offer better service and support to our customers, as well as more cost-efficient solutions that will, in turn, enable our customers to bring better products at a reduced cost to the market.

What will the combined product portfolio look like?
---------------------------------------------------

The combined entity will be able to address every segment of the DSL market with either just a physical layer, just a communications processor or the combination of the two as it provides the lowest system cost opportunity for our customers.

Research and development organization--how will the different centers be
------------------------------------------------------------------------
organized?
----------

The combined company will have one of the largest R&D organizations focused on DSL, supported by R&D expenditures on a pro forma basis of approximately $170 million during the twelve months ended June 30, 2001. Operationally, the combined company will have extraordinary engineering resources, including more than 880 highly trained, highly skilled and highly accomplished engineers.

How many employees will the combined company have?
--------------------------------------------------

Immediately after the closing, it is expected that the combined company will have approximately 1,148 employees.

Do you expect difficulties in staff retention? What actions will be taken to
----------------------------------------------------------------------------
facilitate retention?
---------------------

We recognize that any merger creates uncertainty in many areas of company management, and we recognize the importance of our employees to the success of our company. We also recognize that the combined company has an interest in retaining key talent. GlobeSpan and Virata have agreed, and GlobeSpan has entered into contracts providing, that Armando Geday will serve as the combined company's president and chief executive officer and that Charles Cotton will serve as the combined company's executive chairman of the board for one year following the merger and non-executive chairman thereafter. The transition committee, initially consisting of Mr. Cotton and Mr. Geday, will oversee decisions regarding personnel and other matters related to the integration of GlobeSpan and Virata.

What will happen to employee's compensation and benefits?
---------------------------------------------------------

We intend to work towards the harmonization of benefits as much as is practicable.

What happens to Virata stock that employees hold in their 401K and option plans?
--------------------------------------------------------------------------------

Virata common stock held in 401K plans will be converted to GlobeSpan common stock. Each option to purchase Virata common stock outstanding immediately before the completion of the merger will automatically become an option to purchase shares of GlobeSpan common stock for an adjusted number of shares and with an adjusted exercise price based on the 1.02 exchange ratio.

Where are GlobeSpan's main locations?
-------------------------------------

GlobeSpan is based in Red Bank, NJ.

Other main locations are:

     o Santa Clara, CA o Irvine, CA o Andover, MA o Paris, France o Noida, India

Will we continue to support reference designs with non-GlobeSpan PHYs prior to
------------------------------------------------------------------------------
the closing?
------------

Yes, we currently plan to continue to support our PHY reference designs to deliver the features we have promised and enable our customers to offer competitive products in a timely manner. Our customers are a top priority for us.

Will Virata continue to develop DSL PHY products prior to the closing?
----------------------------------------------------------------------

Yes, we currently plan to continue Virata's PHY developments. We have an extremely skilled engineering team in Santa Clara working on PHY-level products.

Should I contact my GlobeSpan sales counterpart?
------------------------------------------------

Not without specific authorization from Steve L. Moore. Our legal counsel has recommended, in general, that employees not contact their counterpart. Until the merger is finalized, it is important not to share information that is customer confidential and related to product strategy, unannounced products, product pricing or any other competitive information.

How should I position Hadrian?
------------------------------

The recommended customer roadmap for today's designs is a Helium 100 or Helium 210-80 (with the proven software stack) and the PHY of their choice. After successfully reaching production with this product, the integrated solutions will be mature enough to include in product evaluations. Customers who are considering evaluating Hadrian for future designs are encouraged to continue with their evaluations. Additional positioning information will be made available in the future.

How should I position the Aluminum family?
------------------------------------------

The Aluminum family is a winning solution that we believe will provide customers with the ultimate benefits of rate, reach and interoperability. We expect to continue selling this product to customers in addition to promoting our entire SHDSL roadmap and steering customers towards future processors, such as the Aluminum 204.

Will Virata continue to develop software prior to the closing?
--------------------------------------------------------------

Yes. One of Virata's major strengths is its arsenal of software technologies, which has enabled the company to capture a strong market position for DSL CPE equipment. We currently plan to continue to invest in software development to expand the power of ISOS.

Will Charles Cotton continue seeing customers?
----------------------------------------------

Until the merger is complete, we expect to operate our business in the same manner as we have in the past. Upon completion of the merger, Charles Cotton is expected to continue to play an active role in the combined company working closely with Armando Geday on the transition committee.


How was the exchange ratio determined?
--------------------------------------

It was negotiated between the parties. The exchange ratio represents a 23.4% premium to the closing price of Virata based on a 30-day trading average.